UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13D-1(B),(C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)




                                  Guess?, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   401617 10 5

                                 (CUSIP Number)

                                February 17, 2004

             (Date of Event Which Requires Filing of this Statement)


Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:


       [ ] Rule 13d-1(b)
       [ ] Rule 13d-1(c)
       [X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              Page 1 of 9


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   CUSIP NO. 401617 10 5           Schedule 13G            Page 2 of 9 Pages


1.     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Paul Marciano

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
-------------------------------------------------------------------------------
                                                          (a)     [     ]
                                                          (b)     [  X  ]
3.     SEC USE ONLY
-------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
-------------------------------------------------------------------------------

         United States of America

                      ---------------------------------------------------------
                      5.   SOLE VOTING POWER


                             12,791,898
                      ---------------------------------------------------------
 NUMBER OF
   SHARES             6.   SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                     140,870
   EACH               ---------------------------------------------------------
 REPORTING            7.   SOLE DISPOSITIVE POWER
  PERSON
   WITH                        12,791,898
                      ---------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                               140,870
-------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,932,768
-------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [    ]
-------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.6%
-------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------


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   CUSIP NO. 401617 10 5           Schedule 13G              Page 3 of 9 Pages


1.     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gary W. Hampar

-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)     [     ]
                                                           (b)     [  X  ]
-------------------------------------------------------------------------------
3.     SEC USE ONLY

-------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                     ----------------------------------------------------------
                     5.   SOLE VOTING POWER

                            0
                     ----------------------------------------------------------
   NUMBER OF
     SHARES          6.   SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                140,870
     EACH            ----------------------------------------------------------
   REPORTING         7.   SOLE DISPOSITIVE POWER
    PERSON
     WITH                   0
                     ----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                            140,870
-------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           140,870
-------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [  X  ]
-------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
-------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

   CUSIP NO. 401617 10 5           Schedule 13G               Page 4 of 9 Pages

Item 1(a) Name of Issuer:

       Guess?, Inc., a Delaware corporation (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

       1444 South Alameda Street
       Los Angeles, California  90021.

Item 2(a) Name of Person Filing:

       This Schedule 13G is being filed by Paul Marciano ("Mr. Marciano") and Gary W. Hampar ("Mr. Hampar"), who are sometimes collectively referred to as the "Reporting Persons." The Reporting Persons disclaim that they have ever formed or been part of a group among themselves.

Item 2(b) Address of Principal Business Office or, if none, Residence:

       The address and principal business office of Mr. Marciano is 1444 South Alameda Street, Los Angeles, California 90021. The address of the principal business office of Mr. Hampar is 9701 Wilshire Boulevard, Suite 1106, Beverly Hills, California 90212.

Item 2(c) Citizenship:

       The Reporting Persons are both citizens of the United States of America.

Item 2(d) Title of Class of Securities:

       This Schedule 13G refers to the common stock, par value $0.01 per share, of the Issuer (the "Common Stock").

Item 2(e) CUSIP Number:

       401617 10 5

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or(c), check whether the person filing is a:

        Not applicable

Item 4  Ownership:

        (a) Amount Beneficially Owned:

        Mr. Marciano beneficially owns 12,932,768 shares of Common Stock as follows: 12,791,898 shares held indirectly as sole trustee of the Paul Marciano Trust, dated 2/20/86 (the "Paul Marciano Trust") and 140,870 shares held indirectly as co-trustee of


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   CUSIP NO. 401617 10 5           Schedule 13G               Page 5 of 9 Pages


        the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

        Mr. Hampar beneficially owns 140,870 shares of Common Stock held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

       (b) Percent of Class:

        The 12,932,768 shares beneficially owned by Mr. Marciano represent 29.6% of the outstanding shares of the Common Stock. The 140,870 shares beneficially owned by Mr. Hampar represent 0.3% of the outstanding shares of the Common Stock.

        Percentage ownership of the Common Stock is based on 43,678,831 shares of Common Stock, which represents the number of outstanding shares of Common Stock as of January 9, 2004, as confirmed by the Issuer.

       (c) Number of shares as to which such person has:

         Mr. Marciano has (i) sole voting power with respect to 12,791,898 shares held indirectly as sole trustee of the Paul Marciano Trust;
         (ii) shared voting power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust);
         (iii) sole dispositive power with respect to 12,791,898 shares held indirectly as sole trustee of the Paul Marciano Trust; and (iv) shared dispositive power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

         Mr. Hampar has (i) no sole voting power with respect to any shares;
         (ii) shared voting power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust);
         (iii) no sole dispositive power with respect to any shares; and
         (iv) shared dispositive power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

   CUSIP NO. 401617 10 5           Schedule 13G               Page 6 of 9 Pages


Item 8   Identification and Classification of Members of the Group:

         Mr. Marciano and Mr. Hampar are co-trustees of the Maurice Marciano 2001 Children's Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust). The Reporting Persons expressly disclaim that they have formed a group among themselves.

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certification:

         Not applicable


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   CUSIP NO. 401617 10 5           Schedule 13G               Page 7 of 9 Pages


                                  Signature


        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 17, 2004                           Paul Marciano



                                            By:  /s/ PAUL MARCIANO
                                                 Paul Marciano


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   CUSIP NO. 401617 10 5           Schedule 13G               Page 8 of 9 Pages


                                  Signature


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 17, 2004                           Gary W. Hampar



                                            By:  /s/ GARY W. HAMPAR
                                                 Gary W. Hampar


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                                EXHIBIT INDEX



Exhibit No.                  Description



1 Amended and Restated Joint Filing Agreement dated as of February 17, 2004